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                                                               EXHIBIT (a)(1)(H)



E-MAIL ANNOUNCEMENT FROM DWIGHT DECKER
STOCK OPTION EXCHANGE OFFER

Today Conexant is announcing an important and exciting opportunity for all employees who have Conexant employee stock options.

As you know, the equity markets have been incredibly volatile for the past year and a half. Even some of the luckiest companies have seen the value of their stock decline 50% or more during this time. This has not been limited to U.S. companies, but has affected equity markets worldwide.

The Conexant management team knows that our stock option program is a valuable form of compensation for employees and that the overall market environment has left many of these options at prices much higher than the price at which the stock is trading today.

In response to this unexpected situation, we are announcing the Employee Stock Option Exchange Program. This voluntary program allows Conexant employees to turn in any existing options that are priced at $25 or higher, and exchange them for new options.

This is not a stock re-pricing. A re-pricing could force the company to take a significant charge to ongoing earnings and would damage the company's future earnings growth.

We have set up an intranet site on nextweb, and a link to it on MyNet, that provide details on the Employee Stock Option Exchange Program, including the complete offer document, the most common Questions & Answers and a link to the Mellon web site where you can make your election. These documents present, in depth, the possible benefits and risks, and explain how to participate in the program.

I am also extending to you an invitation to an All Employee Meeting where we will cover the highlights of the program and answer some of your questions. Those meetings will be held today at 4 p.m. and tomorrow at 9 a.m in the Newport Beach auditorium, and at video conference sites around the world. We will also replay them tomorrow and send you a link to the streaming video on nextweb and MyNet. I encourage you to attend or listen to a replay. Then review the material thoroughly and consider your decision carefully.

Speaking for all of Conexant management, we continue to believe that the company's longer-term opportunities for growth are as good as ever. We want to provide the best ways to reward our talented and dedicated employee teams for focusing and delivering on these opportunities.

Sincerely,
Dwight Decker
Conexant Chairman and CEO